FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April     , 2005

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2005
Operating Results and Financial Conditions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date April 28, 2005	By	/s/ Hiroshi Kawashimo (Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Consolidated Results For The First Quarter Ended March 31, 2005

April 27, 2005

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2005

CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual				Projected
	Three months	Three months		Three months
	ended	ended		ended	Year ending
	March 31, 2005	March 31, 2004	Change(%)	March 31, 2005	December 31, 2005	Change(%)
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥843,367	¥798,052	+5.7	$7,881,935	¥3,650,000	+5.3
Operating profit	143,282	133,523	+7.3	1,339,084	584,000	+7.4
Income before income taxes and minority interests	149,451	135,862	+10.0	1,396,738	593,000	+7.4
Net income	¥93,057	¥84,280	+10.4	$869,692	¥367,000	+6.9

Net income per share:
- Basic	¥104.93	¥95.50	+9.9	$0.98	¥413.79	+6.7
- Diluted	104.79	95.02	+10.3	0.98	—	—

	Actual
	As of	As of		As of
	March 31, 2005	December 31, 2004	Change(%)	March 31, 2005
	(Unaudited)			(Unaudited)
Total assets	¥3,566,130	¥3,587,021	-0.6	$33,328,318

Stockholders’ equity	¥2,276,986	¥2,209,896	+3.0	$21,280,243

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY107 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2005, solely for the convenience of the reader.

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone: +81-3-3758-2111

Operating Results and Financial Conditions

2005 First Quarter in Review

Looking back at the global economy in the first quarter of 2005, despite worldwide concern over the economic impact of high crude oil prices and escalating costs of raw materials, economic growth was fairly steady during the term. In the United States, employment conditions continued to show improvement while consumer spending and corporate capital expenditure remain healthy, which helped fuel the ongoing trend of gradual expansion. In Europe, the effects of such factors as the growing value of the euro and high crude oil prices has resulted in an economic slowdown in the region that has continued since the second half of last year, although there are signs of improvement in business-related capital expenditure. As for Asia, China continued to realize high growth, mainly through exports, in spite of the economic tightening policy implemented in the latter half of last year, and other Asian economies also enjoyed generally favorable performances. In Japan, while such indicators as consumer spending, employment conditions, and corporate capital expenditure were somewhat lacking in intensity, the economy realized modest growth, pointing to a general trend toward recovery.

As for the markets in which the Canon Group operates, within the camera segment demand for single-lens-reflex (SLR) digital cameras continued to grow significantly during the term. Although sales of compact digital cameras leveled off in Japan, they remained strong in overseas markets to realize healthy growth overall. As for network digital multifunction devices (MFDs), demand in the business market shifted toward increasing multifunctionality, speed and color capability, supporting strong sales, while price competition intensified among lower-speed models. Although sales of computer peripherals, including printers, grew for both monochrome and color models, the segment suffered amid severe price competition and a shift in demand toward high-performance low-priced machines. In the optical equipment segment, although demand for steppers, used in the production of semiconductors, has been tapering off since the second half of last year, back-orders remained during the quarter and sales grew steadily. Moreover, increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, which are used in the production of LCDs. The average value of the yen for the quarter was ¥104.58 to the U.S. dollar and ¥137.04 to the euro, representing a year-on-year increase of almost 3% against the U.S. dollar, and a decrease of a little over 2% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first quarter increased by 5.7% from the year-ago period to ¥843.4 billion (U.S.$7,882 million), boosted by a favorable rise in sales of digital SLR cameras and color network MFDs, along with a substantial increase in sales of semiconductor-production equipment. Net income for the quarter was ¥93.1 billion (U.S.$870 million), a year-on-year increase of 10.4%. The results mark the eleventh consecutive quarter of year-on-year sales and profit growth, beginning with the third quarter of 2002. Canon’s gross profit ratio for the quarter was 48.6%, a decline of 1.0 point from the 49.6% ratio recorded in the first quarter of 2004. Although production-reform efforts continued during the term, the decline in the gross profit ratio was mainly caused by a combination of such factors as increases in the prices of crude oil and raw materials and severe price competition among consumer products. Owing to a substantial increase in sales, however, gross profit increased by 3.6% to ¥409.7 billion (U.S.$3,829 million). While R&D expenditures and other spending grew during the first quarter, the increase in selling, general and administrative expenses for the period was limited to ¥4.4 billion (U.S.$42 million), representing a year-on-year increase of 1.7%. Consequently, operating profit in the first quarter totaled ¥143.3 billion (U.S.$1,339 million), a substantial year-on-year increase of 7.3%. Other income (deductions) improved by ¥3.8 billion (U.S.$36 million) mainly due to an increase in currency exchange gains on foreign-currency-denominated trade receivables. As a result, income before income taxes and minority interests in the first quarter totaled ¥149.5 billion (U.S.$1,397 million), a year-on-year increase of 10.0%. The effective tax rate during the quarter was 0.7 points lower compared with the previous year due to such factors as the introduction of the corporation size-based enterprise tax in Japan, which reduced the statutory tax rate from 42% to 40%. Consequently, net income for the first quarter of 2005 totaled ¥93.1 billion (U.S.$870 million).

Basic net income per share for the quarter was ¥104.93 (U.S.$0.98), a year-on-year increase of ¥9.43 (U.S.$0.09).

Results by Product Segment

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, amid color network digital MFDs, the iRC3220/iRC3100 continued to sell well and recorded considerable sales increases in both Japan and Europe. The company strengthened its lineup of monochrome network digital MFDs with the Japanese-market launch in March of the high-end office-use iR5570/6570 models, while the low-end and mid-range office-use iR2270/2870/3570/4570 models enjoyed healthy sales. These efforts resulted in only a minor year-on-year decrease in unit sales of monochrome network digital MFDs amid the shift in market demand toward office color. Overall, sales of office imaging products for the quarter realized a year-on-year increase of 2.1%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 30%, with both monochrome systems, particularly personal-use models, and color models achieving growth. Sales in value terms also increased despite the effect of the shift in market demand toward lower priced models. Inkjet printers recorded a unit sales increase of approximately 14%, with the PIXMA iP3000 and iP4000 models selling briskly, especially in Japan and Europe, and high-speed multifunctional systems increasing unit sales, while sales in terms of value increased slightly. As a result, sales of computer peripherals for the quarter realized a year-on-year increase of 12.1%. Sales of business information products decreased by 10.4% due to the intentional curtailing of personal computer sales in the domestic Japanese market. Collectively, sales of business machines in the quarter totaled ¥593.6 billion (U.S.$5,547 million), a year-on-year increase of 6.1%. Operating profit for the quarter totaled ¥140.8 billion (U.S.$1,316 million), a year-on-year increase of 13.0%, supported by such factors as an increase in sales and the achievement of cost reductions realized through the integration manufacturing and development operations.

Within the camera segment, digital SLR cameras continued to enjoy robust growth, bolstered by particularly strong sales of the EOS DIGITAL REBEL XT launched in March, which has also led to expanded sales of interchangeable lenses. The introduction of several new compact-model digital cameras—the PowerShot SD500, PowerShot SD400, PowerShot A520 and PowerShot A510—also fueled sales growth. In the field of digital video camcorders, newly introduced models such as the Optura 60, Elura 90, and ZR100 recorded strong performances. Additionally, the REALiS SX50 LCD projector, which was launched last November, contributed to an increase in sales. As a result, overall camera sales for the first quarter increased by 1.7% from the year-ago period to ¥159.9 billion (U.S.$1,494 million). Despite cost-cutting efforts aimed at containing the negative impact of severe price competition, operating profit for the camera segment decreased year-on-year by 18.4% to ¥23.8 billion (U.S.$223 million).

In the optical and other products segment, aligners, for the production of LCDs, and steppers, for the production of semiconductors, continued to sell well. As a result, first-quarter sales for the segment totaled ¥89.9 billion (U.S.$840 million), a year-on-year increase of 10.3%. Operating profit for the segment grew year-on-year by 7.9% to ¥12.7 billion (U.S.$118 million), boosted by an increase in sales volume.

Cash Flow

In the first quarter of 2005, although Canon maintained cash flow from operating activities of ¥76.7 billion (U.S.$717 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income, the figure represents a year-on-year decrease of ¥28.4 billion (U.S.$265 million) due to the increased corporate tax payment accompanying the increase in profit. Capital expenditure totaled ¥92.6 billion (U.S.$865 million), which was used mainly to expand production capabilities in both domestic and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flow from investing activities totaled ¥97.6 billion (U.S.$912 million). As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled negative ¥20.9 billion (U.S.$195 million).

Cash flow from financing activities recorded an outlay of ¥37.5 billion (U.S.$350 million), mainly resulting from an increase in the dividend payout of ¥4.7 billion (U.S.$44 million) over the previous year. Consequently, cash and cash equivalents, which totaled ¥837.1 billion (U.S.$7,824 million), although representing a ¥50.6 billion (U.S.$473 million) decrease from the end of the previous year, remained at a high level.

Outlook

Regarding the outlook for the global economy in the second quarter and thereafter, although global economic prospects remain uncertain due to the increasing prices of crude oil and raw materials, and concern over the revaluation of the Chinese yuan, the global economy is likely to continue its course toward modest recovery.

In the businesses in which Canon is involved, demand for digital SLR cameras is expected to continue enjoying robust growth while the compact digital-camera market, primarily overseas, is also expected to continue expanding. Competition in the MFD market will likely intensify with the introduction of increasingly advanced features in network digital MFDs to support solution businesses, and the launch of new color digital network MFD models in response to growing market demand for color multifunction office systems. As for laser beam printers, while stable demand is projected to fuel increased unit sales of full-color models, severe price competition and shifting demand toward lower-priced models is expected to continue. Within the semiconductor-production equipment market, despite the slowdown in capital expenditure by semiconductor manufacturers and a leveling off of market growth, demand for projection aligners is expected to remain strong.

The company has revised upward its forecasts for the 2005 fiscal year and now anticipates consolidated net sales of ¥3,650.0 billion (U.S.$34,112 million), consolidated income before income taxes and minority interests of ¥593.0 billion (U.S.$5,542 million), and consolidated net income of ¥367.0 billion (U.S.$3,430 million). The company also projects non-consolidated net sales of ¥2,460.0 billion (U.S.$22,991 million), non-consolidated ordinary profit of ¥427.0 billion (U.S.$3,991 million), and non-consolidated net income of ¥270.0 billion (U.S.$2,523 million). Although uncertainty surrounds several factors that could affect currency exchange rates, significant changes in rates are not anticipated. The yen is expected to be slightly stronger against the U.S. dollar and maintain the same level against the euro compared with previous year. Accordingly, the company’s forecasts for the remainder of 2005 are based on currency exchange assumptions of ¥105.00 to the U.S dollar and ¥135.00 to the euro.

Consolidated Outlook

1st Half	Millions of yen
	Six months ending
	June 30, 2005		Change	Six months ended June 30, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥1,725,000	¥1,745,000	¥20,000	¥1,648,420	+5.9%
Income before income taxes and minority interests	270,000	283,000	13,000	259,974	+8.9%
Net income	167,000	175,000	8,000	160,776	+8.8%

Fiscal year	Millions of yen
	Year ending
	December 31, 2005		Change	Year ended December 31, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥3,630,000	¥3,650,000	¥20,000	¥3,467,853	+5.3%
Income before income taxes and minority interests	580,000	593,000	13,000	552,116	+7.4%
Net income	359,000	367,000	8,000	343,344	+6.9%

Non-consolidated Outlook

1st Half	Millions of yen
	Six months ending
	June 30, 2005		Change	Six months ended June 30, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥1,160,000	¥1,180,000	¥20,000	¥1,078,553	+9.4%
Ordinary profit	200,000	210,000	10,000	197,671	+6.2%
Net income	128,000	135,000	7,000	127,036	+6.3%

Fiscal year	Millions of yen
	Year ending
	December 31, 2005		Change	Year ended December 31, 2004	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B / C)
Net sales	¥2,440,000	¥2,460,000	¥20,000	¥2,278,374	+8.0%
Ordinary profit	417,000	427,000	10,000	396,250	+7.8%
Net income	263,000	270,000	7,000	249,251	+8.3%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	March 31, 2005	March 31, 2004	Change(%)	March 31, 2005
	(Unaudited)	(Unaudited)		(Unaudited)
Net sales	¥843,367	¥798,052	+5.7	$7,881,935
Cost of sales	433,703	402,595		4,053,299

Gross profit	409,664	395,457	+3.6	3,828,636
Selling, general and administrative expenses	266,382	261,934		2,489,552

Operating profit	143,282	133,523	+7.3	1,339,084
Other income (deductions):
Interest and dividend income	2,681	1,308		25,056
Interest expense	(468)	(771)		(4,374)
Other, net	3,956	1,802		36,972

	6,169	2,339		57,654

Income before income taxes and minority interests	149,451	135,862	+10.0	1,396,738
Income taxes	52,394	48,591		489,663

Income before minority interests	97,057	87,271		907,075
Minority interests	4,000	2,991		37,383

Net income	¥93,057	¥84,280	+10.4	$869,692

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the three months ended March 31, 2005 and 2004 were JPY102,525 million (U.S.$958,178 thousand) and JPY73,839 million, respectively.

2.	DETAILS OF SALES

				Thousands of
Sales by product	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	March 31, 2005	March 31, 2004	Change(%)	March 31, 2005
	(Unaudited)	(Unaudited)		(Unaudited)
Business machines:
Office imaging products	¥275,083	¥269,310	+2.1	$2,570,869
Computer peripherals	292,292	260,782	+12.1	2,731,701
Business information products	26,179	29,222	-10.4	244,664

	593,554	559,314	+6.1	5,547,234
Cameras	159,911	157,225	+1.7	1,494,495
Optical and other products	89,902	81,513	+10.3	840,206

Total	¥843,367	¥798,052	+5.7	$7,881,935

				Thousands of
Sales by region	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	March 31, 2005	March 31, 2004	Change(%)	March 31, 2005
	(Unaudited)	(Unaudited)		(Unaudited)
Japan	¥208,094	¥201,112	+3.5	$1,944,804
Overseas:
Americas	248,723	237,578	+4.7	2,324,514
Europe	257,336	247,375	+4.0	2,405,009
Other areas	129,214	111,987	+15.4	1,207,608

	635,273	596,940	+6.4	5,937,131

Total	¥843,367	¥798,052	+5.7	$7,881,935

Notes:	1.	The primary products included in each of the product segments are as follows:
Business machines:
		Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
		Computer peripherals :	Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
		Business information products :	Computer information systems / Micrographic equipment / Personal information products / etc.
		Cameras :	SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.
		Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels /
Broadcasting equipment / Medical equipment / Components / etc.

2.	The principal countries and regions included in each regional category are as follows:
	Americas:	United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
	Other Areas:	Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

				Thousands of
	Millions of yen			U.S. dollars
	Three months	Three months		Three months
	ended	ended		ended
	March 31, 2005	March 31, 2004	Change(%)	March 31, 2005
	(Unaudited)	(Unaudited)		(Unaudited)
Business Machines
Net sales:
Unaffiliated customers	¥593,554	¥559,314	+6.1	$5,547,234
Intersegment	—	—	—	—

Total	593,554	559,314	+6.1	5,547,234

Operating cost and expenses	452,726	434,720	+4.1	4,231,084

Operating profit	140,828	124,594	+13.0	1,316,150

Cameras
Net sales:
Unaffiliated customers	¥159,911	¥157,225	+1.7	$1,494,495
Intersegment	—	—	—	—

Total	159,911	157,225	+1.7	1,494,495

Operating cost and expenses	136,096	128,030	+6.3	1,271,925

Operating profit	23,815	29,195	-18.4	222,570

Optical and other products
Net sales:
Unaffiliated customers	¥89,902	¥81,513	+10.3	$840,206
Intersegment	35,181	30,698	+14.6	328,794

Total	125,083	112,211	+11.5	1,169,000

Operating cost and expenses	112,404	100,464	+11.9	1,050,505

Operating profit	12,679	11,747	+7.9	118,495

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(35,181)	(30,698)	—	(328,794)

Total	(35,181)	(30,698)	—	(328,794)

Operating cost and expenses	(1,141)	1,315	—	(10,663)

Operating profit	(34,040)	(32,013)	—	(318,131)

Consolidated
Net sales:
Unaffiliated customers	¥843,367	¥798,052	+5.7	$7,881,935
Intersegment	—	—	—	—

Total	843,367	798,052	+5.7	7,881,935

Operating cost and expenses	700,085	664,529	+5.4	6,542,851

Operating profit	143,282	133,523	+7.3	1,339,084

Note:	General corporate expenses of JPY34,039 million (U.S.$318,121 thousand) and JPY32,083 million in the three months ended March 31, 2005 and 2004, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	March 31, 2005	December 31, 2004	Change	March 31, 2005
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥837,147	¥887,774	¥(50,627)	$7,823,804
Marketable securities	3,280	1,554	1,726	30,654
Trade receivables, net	542,034	602,790	(60,756)	5,065,738
Inventories	516,193	489,128	27,065	4,824,234
Prepaid expenses and other current assets	262,194	250,906	11,288	2,450,411

Total current assets	2,160,848	2,232,152	(71,304)	20,194,841
Noncurrent receivables	14,803	14,567	236	138,346
Investments	100,703	97,461	3,242	941,150
Property, plant and equipment, net	1,007,586	961,714	45,872	9,416,692
Other assets	282,190	281,127	1,063	2,637,289

Total assets	¥3,566,130	¥3,587,021	¥(20,891)	$33,328,318

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long- term debt	¥11,615	¥9,879	¥1,736	$108,551
Trade payables	446,803	465,396	(18,593)	4,175,729
Income taxes	51,878	105,565	(53,687)	484,841
Accrued expenses	211,501	205,296	6,205	1,976,645
Other current liabilities	176,871	197,029	(20,158)	1,653,000

Total current liabilities	898,668	983,165	(84,497)	8,398,766
Long-term debt, excluding current installments	26,299	28,651	(2,352)	245,785
Accrued pension and severance cost	127,577	132,522	(4,945)	1,192,308
Other noncurrent liabilities	47,217	45,993	1,224	441,281

Total liabilities	1,099,761	1,190,331	(90,570)	10,278,140

Minority interests	189,383	186,794	2,589	1,769,935
Stockholders’ equity:
Common stock	173,913	173,864	49	1,625,355
Additional paid-in capital	401,798	401,773	25	3,755,121
Retained earnings	1,798,416	1,740,834	57,582	16,807,626
Accumulated other comprehensive income (loss)	(91,844)	(101,312)	9,468	(858,355)
Treasury stock	(5,297)	(5,263)	(34)	(49,504)

Total stockholders’ equity	2,276,986	2,209,896	67,090	21,280,243

Total liabilities and stockholders’ equity	¥3,566,130	¥3,587,021	¥(20,891)	$33,328,318

			Thousands of
	Millions of yen		U.S. dollars
	As of	As of	As of
	March 31, 2005	December 31, 2004	March 31, 2005
	(Unaudited)		(Unaudited)
Allowance for doubtful receivables	¥11,431	¥11,657	$106,832
Accumulated depreciation	1,165,757	1,173,305	10,894,925
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(70,372)	(79,751)	(657,682)
Net unrealized gains (losses) on securities	7,916	7,470	73,981
Net gains (losses) on derivative financial instruments	(1,374)	(693)	(12,841)
Minimum pension liability adjustments	(28,014)	(28,338)	(261,813)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2005	March 31, 2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥93,057	¥84,280	$869,692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	46,631	44,486	435,804
Loss on disposal of property, plant and equipment	1,580	2,751	14,766
Deferred income taxes	2,163	1,586	20,215
Decrease in trade receivables	61,465	15,863	574,439
Increase in inventories	(22,620)	(29,854)	(211,402)
Increase (decrease) in trade payables	(4,460)	34,651	(41,682)
Decrease in income taxes	(53,712)	(28,214)	(501,981)
Increase in accrued expenses	931	114	8,701
Decrease in accrued pension and severance cost	(4,245)	(2,907)	(39,673)
Other, net	(44,101)	(17,693)	(412,159)

Net cash provided by operating activities	76,689	105,063	716,720
Cash flows from investing activities:
Purchases of property, plant and equipment	(92,594)	(56,908)	(865,364)
Proceeds from sale of property, plant and equipment	5,040	1,390	47,103
Purchases of available-for-sale securities	(2,464)	(411)	(23,028)
Proceeds from sale of available-for-sale securities	417	6,083	3,897
Purchases of other investments	(4,194)	(513)	(39,196)
Other, net	(3,783)	471	(35,356)

Net cash used in investing activities	(97,578)	(49,888)	(911,944)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	147	106	1,374
Repayment of long-term debt	(2,075)	(22,381)	(19,393)
Increase (decrease) in short-term loans	1,445	(1,304)	13,505
Dividends paid	(35,475)	(30,791)	(331,542)
Other, net	(1,508)	(1,805)	(14,094)

Net cash used in financing activities	(37,466)	(56,175)	(350,150)
Effect of exchange rate changes on cash and cash equivalents	7,728	(5,832)	72,224

Net decrease in cash and cash equivalents	(50,627)	(6,832)	(473,150)
Cash and cash equivalents at beginning of period	887,774	690,298	8,296,954

Cash and cash equivalents at end of period	¥837,147	¥683,466	$7,823,804

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	NUMBER OF GROUP COMPANIES

	March 31, 2005	December 31, 2004	Change
Subsidiaries	184	184	—
Affiliates	16	17	(1)

Total	200	201	(1)

CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	2 companies
Removal:	2 companies
Affiliates (Carried at Equity Basis)
Removal:	1 company

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

7.	OTHER

We have engaged Ernst & Young ShinNihon to complete a review of the consolidated financial statements as of and for three months ended March 31, 2005, in accordance with Statement of Auditing Standards No.100, “Interim Financial Information”, established by the American Institute of Certified Public Accountants.

CONSOLIDATED FINANCIAL RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2005

SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S1
2.	SEGMENT INFORMATION BY PRODUCT	S2
3.	OTHER INCOME / DEDUCTIONS	S2
4.	SALES COMPOSITION BY PRODUCT	S3
5.	SALES GROWTH IN LOCAL CURRENCY	S3
6.	P&L SUMMARY (2nd Quarter 2005/Projection)	S4
7.	PROFITABILITY	S4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S4
9.	STATEMENTS OF CASH FLOWS	S4
10.	R&D EXPENDITURE	S5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S5
12.	INVENTORIES	S5
13.	DEBT RATIO	S5
14.	OVERSEAS PRODUCTION RATIO	S5
15.	NUMBER OF EMPLOYEES	S5

     This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1.	SALES BY REGION AND PRODUCT

	(Millions of yen)
	2005			2004			Change year over year
	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
		(P)	(P)
Japan
Business machines	153,968	156,632	636,900	144,502	147,208	602,772	+6.6%	+6.4%	+5.7%

Office imaging products	95,563	93,437	376,400	82,909	83,922	336,214	+15.3%	+11.3%	+12.0%
Computer peripherals	39,377	47,023	194,100	39,011	42,327	178,783	+0.9%	+11.1%	+8.6%
Business information products	19,028	16,172	66,400	22,582	20,959	87,775	-15.7%	-22.8%	-24.4%

Cameras	26,583	36,117	137,400	26,914	31,932	124,403	-1.2%	+13.1%	+10.4%

Optical and other products	27,543	26,457	99,500	29,696	33,510	122,559	-7.3%	-21.0%	-18.8%

Total	208,094	219,206	873,800	201,112	212,650	849,734	+3.5%	+3.1%	+2.8%

Overseas
Business machines	439,586	458,014	1,880,500	414,812	435,739	1,785,181	+6.0%	+5.1%	+5.3%

Office imaging products	179,520	205,680	796,000	186,401	201,016	784,758	-3.7%	+2.3%	+1.4%
Computer peripherals	252,915	244,085	1,052,100	221,771	227,563	971,131	+14.0%	+7.3%	+8.3%
Business information products	7,151	8,249	32,400	6,640	7,160	29,292	+7.7%	+15.2%	+10.6%

Cameras	133,328	164,172	660,800	130,311	158,176	638,676	+2.3%	+3.8%	+3.5%

Optical and other products	62,359	60,241	234,900	51,817	43,803	194,262	+20.3%	+37.5%	+20.9%

Total	635,273	682,427	2,776,200	596,940	637,718	2,618,119	+6.4%	+7.0%	+6.0%

Americas
Business machines	187,548	185,052	771,000	178,655	187,041	762,592	+5.0%	-1.1%	+1.1%

Office imaging products	76,866	88,234	342,100	85,281	90,688	355,375	-9.9%	-2.7%	-3.7%
Computer peripherals	107,126	93,374	414,000	90,190	92,848	392,800	+18.8%	+0.6%	+5.4%
Business information products	3,556	3,444	14,900	3,184	3,505	14,417	+11.7%	-1.7%	+3.4%

Cameras	52,037	61,963	259,800	51,541	62,636	262,873	+1.0%	-1.1%	-1.2%

Optical and other products	9,138	9,262	37,100	7,382	7,626	33,960	+23.8%	+21.5%	+9.2%

Total	248,723	256,277	1,067,900	237,578	257,303	1,059,425	+4.7%	-0.4%	+0.8%

Europe
Business machines	193,422	210,178	855,700	184,783	190,783	794,601	+4.7%	+10.2%	+7.7%

Office imaging products	82,557	96,543	370,100	82,196	89,941	350,644	+0.4%	+7.3%	+5.5%
Computer peripherals	107,902	109,598	471,000	99,795	97,897	431,742	+8.1%	+12.0%	+9.1%
Business information products	2,963	4,037	14,600	2,792	2,945	12,215	+6.1%	+37.1%	+19.5%

Cameras	57,331	75,469	289,300	56,832	72,330	277,307	+0.9%	+4.3%	+4.3%

Optical and other products	6,583	4,617	22,500	5,760	5,079	21,387	+14.3%	-9.1%	+5.2%

Total	257,336	290,264	1,167,500	247,375	268,192	1,093,295	+4.0%	+8.2%	+6.8%

Other areas
Business machines	58,616	62,784	253,800	51,374	57,915	227,988	+14.1%	+8.4%	+11.3%

Office imaging products	20,097	20,903	83,800	18,924	20,387	78,739	+6.2%	+2.5%	+6.4%
Computer peripherals	37,887	41,113	167,100	31,786	36,818	146,589	+19.2%	+11.7%	+14.0%
Business information products	632	768	2,900	664	710	2,660	-4.8%	+8.2%	+9.0%

Cameras	23,960	26,740	111,700	21,938	23,210	98,496	+9.2%	+15.2%	+13.4%

Optical and other products	46,638	46,362	175,300	38,675	31,098	138,915	+20.6%	+49.1%	+26.2%

Total	129,214	135,886	540,800	111,987	112,223	465,399	+15.4%	+21.1%	+16.2%

Total
Business machines	593,554	614,646	2,517,400	559,314	582,947	2,387,953	+6.1%	+5.4%	+5.4%

Office imaging products	275,083	299,117	1,172,400	269,310	284,938	1,120,972	+2.1%	+5.0%	+4.6%
Computer peripherals	292,292	291,108	1,246,200	260,782	269,890	1,149,914	+12.1%	+7.9%	+8.4%
Business information products	26,179	24,421	98,800	29,222	28,119	117,067	-10.4%	-13.2%	-15.6%

Cameras	159,911	200,289	798,200	157,225	190,108	763,079	+1.7%	+5.4%	+4.6%

Optical and other products	89,902	86,698	334,400	81,513	77,313	316,821	+10.3%	+12.1%	+5.5%

Total	843,367	901,633	3,650,000	798,052	850,368	3,467,853	+5.7%	+6.0%	+5.3%

(P)=Projection

- S1 -

Canon Inc.

2.	SEGMENT INFORMATION BY PRODUCT

	(Millions of yen)
	2005			2004			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Business machines
Unaffiliated customers	593,554	614,646	2,517,400	559,314	582,947	2,387,953	+6.1%	+5.4%	+5.4%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	593,554	614,646	2,517,400	559,314	582,947	2,387,953	+6.1%	+5.4%	+5.4%

Operating profit	140,828	139,672	600,300	124,594	124,167	521,084	+13.0%	+12.5%	+15.2%
% of sales	23.7%	22.7%	23.8%	22.3%	21.3%	21.8%	—	—	—

Cameras
Unaffiliated customers	159,911	200,289	798,200	157,225	190,108	763,079	+1.7%	+5.4%	+4.6%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	159,911	200,289	798,200	157,225	190,108	763,079	+1.7%	+5.4%	+4.6%

Operating profit	23,815	29,885	124,700	29,195	32,236	130,798	-18.4%	-7.3%	-4.7%
% of sales	14.9%	14.9%	15.6%	18.6%	17.0%	17.1%	—	—	—

Optical and other products
Unaffiliated customers	89,902	86,698	334,400	81,513	77,313	316,821	+10.3%	+12.1%	+5.5%
Intersegment	35,181	37,219	149,500	30,698	34,858	138,419	+14.6%	+6.8%	+8.0%

Total sales	125,083	123,917	483,900	112,211	112,171	455,240	+11.5%	+10.5%	+6.3%

Operating profit	12,679	10,621	30,700	11,747	3,412	28,832	+7.9%	+211.3%	+6.5%
% of sales	10.1%	8.6%	6.3%	10.5%	3.0%	6.3%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	-35,181	-37,219	-149,500	-30,698	-34,858	-138,419	—	—	—

Total sales	-35,181	-37,219	-149,500	-30,698	-34,858	-138,419	—	—	—

Operating profit	-34,040	-47,460	-171,700	-32,013	-39,962	-136,921	—	—	—

Consolidated
Unaffiliated customers	843,367	901,633	3,650,000	798,052	850,368	3,467,853	+5.7%	+6.0%	+5.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	843,367	901,633	3,650,000	798,052	850,368	3,467,853	+5.7%	+6.0%	+5.3%

Operating profit	143,282	132,718	584,000	133,523	119,853	543,793	+7.3%	+10.7%	+7.4%
% of sales	17.0%	14.7%	16.0%	16.7%	14.1%	15.7%	—	—	—

(P)=Projection

3.	OTHER INCOME / DEDUCTIONS

	(Millions of yen)
	2005			2004			Change year over year
	1st quarter	2nd quarter (P)	Year (P)	1st quarter	2nd quarter	Year	1st quarter	2nd quarter	Year
Interest & dividend, net	2,213	2,587	9,000	537	1,052	4,362	+1,676	+1,535	+4,638
Forex gain / loss	741	-4,041	-11,200	-4,415	-745	-17,800	+5,156	-3,296	+6,600
Equity earnings / loss of affiliated companies	1,153	647	2,400	106	685	1,921	+1,047	-38	+479
Others, net	2,062	1,638	8,800	6,111	3,267	19,840	-4,049	-1,629	-11,040

Total	6,169	831	9,000	2,339	4,259	8,323	+3,830	-3,428	+677

(P)=Projection

- S2 -

Canon Inc.

4.	SALES COMPOSITION BY PRODUCT

	2005			2004
	1st quarter	2nd quarter(P)	Year(P)	1st quarter	2nd quarter	Year
Office imaging products
Monochrome copying machines	57%	57%	57%	63%	63%	62%
Digital*	96%	—	—	92%	94%	95%
Analog*	4%	—	—	8%	6%	5%
Color copying machines	26%	27%	27%	23%	24%	24%
Others	17%	16%	16%	14%	13%	14%
Computer peripherals
Laser beam printers	73%	69%	69%	69%	71%	71%
Inkjet printers (includes inkjet MFPs)	25%	30%	30%	28%	27%	27%
Others	2%	1%	1%	3%	2%	2%
Business information products
Personal computers	72%	67%	67%	76%	74%	74%
Others	28%	33%	33%	24%	26%	26%
Cameras
Film cameras / Lenses	15%	15%	14%	17%	17%	16%
Digital cameras	72%	70%	71%	68%	67%	69%
Video cameras	13%	15%	15%	15%	16%	15%
Optical and other products
Semiconductor production equipment	69%	66%	64%	65%	64%	63%
Others	31%	34%	36%	35%	36%	37%

(P)=Projection

*	Among office-use monochrome copying machines (hardware only)

5.	SALES GROWTH IN LOCAL CURRENCY

2005
	1st quarter	2nd quarter(P)	Year(P)
Business machines
Japan	+6.6%	+6.4%	+5.7%
Overseas	+7.0%	+7.1%	+7.0%

Total	+6.9%	+6.9%	+6.7%

Cameras
Japan	-1.2%	+13.1%	+10.4%
Overseas	+2.8%	+5.0%	+4.7%

Total	+2.1%	+6.4%	+5.7%

Optical and other products
Japan	-7.3%	-21.0%	-18.8%
Overseas	+20.1%	+36.4%	+20.1%

Total	+10.1%	+11.5%	+5.0%

Total
Japan	+3.5%	+3.1%	+2.8%
Overseas	+7.2%	+8.6%	+7.4%
Americas	+7.5%	+4.0%	+3.9%
Europe	+2.6%	+7.2%	+6.8%
Other areas	+16.7%	+22.3%	+17.0%

Total	+6.3%	+7.2%	+6.3%

(P)=Projection

- S3 -

Canon Inc.

6.	P&L SUMMARY (2nd Quarter 2005/Projection)

	(Millions of yen)
	2005	2004
			Change
	2nd quarter(P)	2nd quarter	year over year
Net sales	901,633	850,368	+6.0%
Operating profit	132,718	119,853	+10.7%
Income before income taxes and minority interests	133,549	124,112	+7.6%
Net income	81,943	76,496	+7.1%

(P)=Projection

7.	PROFITABILITY

	2005		2004
	1st quarter	Year(P)	1st quarter	Year
ROE	16.6%	15.5%	17.8%	16.8%
ROA	10.4%	9.8%	10.6%	10.1%

(P)=Projection

8.	IMPACT OF FOREIGN EXCHANGE RATES

(1)	Exchange rates

	(Yen)
	2005			2004
	1st quarter	2nd-4th quarter(P)	Year(P)	1st quarter	Year
Yen/US$	104.58	105.00	104.90	107.43	108.12
Yen/Euro	137.04	135.00	135.44	134.02	134.57

(P)=Projection

(2)	Impact of foreign exchange rates on sales (Year over year)

	(Billions of yen)
	2005
	1st quarter	Year(P)
US$	-6.4	-39.4
Euro	+3.9	+5.3
Other currencies	+0.2	+4.2

Total	-2.3	-29.9

(P)=Projection

(3)	Impact of foreign exchange rates per yen

(Billions of yen)
2005
2nd-4th quarter(P)
On sales
US$	10.0
Euro	5.3
On operating profit
US$	5.5
Euro	3.9

(P)=Projection

9.	STATEMENTS OF CASH FLOWS

	(Millions of yen)
	2005		2004
	1st quarter	Year(P)	1st quarter	Year
Net cash provided by operating activities
Net income	93,057	367,000	84,280	343,344
Depreciation and amortization	46,631	210,000	44,486	192,692
Other, net	-62,999	58,000	-23,703	25,493

Total	76,689	635,000	105,063	561,529

Net cash used in investing activities	-97,578	-420,000	-49,888	-252,967
Free cash flow	-20,889	215,000	55,175	308,562
Net cash provided by (used in) financing activities	-37,466	-70,300	-56,175	-102,268
Effect of exchange rate changes on cash & cash equivalents	7,728	1,100	-5,832	-8,818
Net change in cash and cash equivalents	-50,627	145,800	-6,832	197,476
Cash and cash equivalents at end of each period	837,147	1,033,600	683,466	887,774

(P)=Projection

- S4 -

Canon Inc.

10.	R&D EXPENDITURE

	(Millions of yen)
	2005		2004
	1st quarter	Year(P)	1st quarter	Year
Business machines	25,012	—	26,044	120,916
Cameras	9,452	—	8,158	35,549
Optical and other products	24,705	—	23,326	118,835

Total	59,169	300,000	57,528	275,300

% of sales	7.0%	8.2%	7.2%	7.9%

(P)=Projection

11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

	(Millions of yen)
	2005		2004
	1st quarter	Year(P)	1st quarter	Year
Capital expenditure	91,776	375,000	54,749	318,730
Depreciation and amortization	46,631	210,000	44,486	192,692

(P)=Projection

12.	INVENTORIES

(1)	Inventories

	(Millions of yen)
	2005	2004
	Mar.31	Dec.31	Difference
Business machines	272,955	244,050	+28,905
Cameras	99,904	90,620	+9,284
Optical and other products	143,334	154,458	-11,124

Total	516,193	489,128	+27,065

(2)	Inventories/Sales*

	(Days)
	2005	2004
	Mar.31	Dec.31	Difference
Business machines	40	36	+4
Cameras	44	40	+4
Optical and other products	169	178	-9

Total	52	49	+3

*Index based on the previous six months sales.

13.	DEBT RATIO

	2005	2004
	Mar.31	Dec.31	Difference
Total debt / Total assets	1.1%	1.1%	0.0%

14.	OVERSEAS PRODUCTION RATIO

	2005	2004
	1st quarter	Year
Overseas production ratio	44%	42%

15.	NUMBER OF EMPLOYEES

	2005	2004
	Mar.31	Dec.31	Difference
Japan	45,601	46,103	-502
Overseas	61,986	62,154	-168

Total	107,587	108,257	-670

- S5 -